Contact

www.linkedin.com/in/
toddrussellmartin (LinkedIn)
tucsontamale.com (Company)

Top Skills

SaaS

Cross-functional Team Leadership

Product Management

Todd Martin

Co-Founder, Tucson Tamale

Greater Tucson Area

Summary

Todd is a visionary and strategist. The guy who sees enormous possibility where others see the way things have always been done. And he gets it done.

Todd and his wife Sherry, Co-founder Tucson Tamale in 2008. After 12 years at Intuit, Todd and Sherry were ready to build their own dreams. They wanted to be a part of the new food culture.

"When it comes to producing food, we live in a time where speed, cost, and efficiency supersede nutrition, health, flavor, human craftsmanship, and living wages. We always knew we wanted to create a different kind of food company.

"One day, in 1995, Sherry invited me to make tamales with her family. The experience made a lasting impression on me. The tamales were delicious. So full of heart and soul! And the process had so much integrity. Every region in the Americas has their own form of tamales and tamale tradition where they have been handmade, with indigenous knowledge passed down through generations, for over 5000 years"

"In 2008 we realized: we wanted to create a company where we bring these delectable gifts from the past into the future. But we're going to do it right. We're going to make them by hand. We're going to treat our employees right. We're going to use quality, healthy, delicious, non-GMO ingredients. We're going to play with flavors and come up with bold new creations.
Tucson Tamale was born on 11-21-08. The first week we were open we made about 500 tamales. This year (2022) we will make over 8 million tamales, each one hand rolled and each one delicious. We are very proud of what we do and our staff.

Experience

Tucson Tamale
Co-Founder
May 2008 - Present (14 years 11 months)
Tucson, Arizona Area

Sherry & I founded the Tucson Tamale Company in the Summer of 2008. We opened for business on November 21st, 2008. We started with a small take out restaurant on Broadway in Tucson. We added a couple more restaurants in 2014. then in 2016 we opened a USDA Manufacturing facility and opened national distribution. By the end of 2016 we were sold in ~ 300 stores. Today we are sold in over 5000 stores around he country. Our eCommerce business will ship over 15,000 packages of tamales around the country this year. We still have a restaurant in North Tucson that also features the largest selection of Hot Sauce in Tucson. In January 2022 we opened a second manufacturing facility in Tucson. This year we will produce over 8 million tamales.

Intuit
11 years 8 months

Director, Knowledge Management and Support Web Sites
May 2007 - April 2008 (1 year)

Oversee Knowledge Management and Technical Support Websites for all of the QuickBooks and Quicken products.

Director of Technical Support
June 2002 - April 2007 (4 years 11 months)

Technical Support Implementation Manager
September 2001 - June 2002 (10 months)

Implemented technical support operations for new small business applications.

Command Center Manager
March 2000 - September 2001 (1 year 7 months)

Managed the command center that oversaw all of the incoming and outgoing phone routing for sales, service and support.

Sales Supervisor
September 1996 - March 2000 (3 years 7 months)

Manager a team of 12 sales agents. Also developed and ran the supervisor mentorship program. The mentorship program produced 12 successful supervisor in less than one year.

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